Exhibit 99.1

Sapiens Reports Q3 2016 Financial Results

Double-Digit Growth Across All Geographies

HOLON, Israel - Nov. 7, 2016 - Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the third quarter ended September 30, 2016.

Third Quarter Highlights:

•	GAAP Revenue of $56.5 million, up 20.1% compared to $47.0 million in the third quarter of 2015.

•	Non-GAAP revenue of $56.5 million, up 22.4% compared to $46.1 million in the third quarter of 2015.

•	GAAP Operating profit increased by 15.1% and totaled $6.6 million (11.7% operating margin), compared to $5.7 million (12.2% operating margin) in the third quarter of 2015.

•	Non-GAAP operating profit totaled $7.3 million (13.0% operating margin), compared to $7.0 million (15.1% operating margin) in the third quarter of 2015.

•	GAAP Net income attributable to Sapiens' shareholders totaled $5.3 million or $0.11 per diluted share, an increase of 13.1% compared to $4.7 million or $0.09 per diluted share in the third quarter last year.

•	Non-GAAP net income attributable to Sapiens' shareholders totaled $6.0 million or $0.12 per diluted share, an increase of 3.2% compared to $5.8 million or $0.12 per diluted share in the third quarter last year.

•	Cash, cash equivalents and securities investments as of September 30, 2016 were $96.7 million and the company has no debt.

"We saw strong double-digit growth and improved performance across all of our offerings and across all of our territories, driven by strong demand from existing customers and from ramping sales from new customers. As in recent quarters, the demand for our products and services remained strong," said Roni Al-Dor, President and CEO of Sapiens. "I remain very encouraged by our geographic expansion, our organic growth with both new and existing customers and the potential for ongoing M&A opportunities to enhance our growth and profitability."

Mr. Al-Dor continued. "On the deal front, we had a very busy third quarter. We expanded our strategic relationship with the Medical Protection Society (MPS) with a new multi-million dollar agreement to lead the complex implementation of the MPS' membership system. In addition, Menora Mivtachim Insurance in Israel selected Sapiens IDIT suite in a new agreement valued at over $10 million. In another multi-million Euro agreement, LB Group selected the Sapiens IDIT P&C suite as its new policy administration solution, and last Generali Nederland, one of the largest European insurance providers, selected the Sapiens solution to manage its life portfolios."

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"In addition to our various customer wins and engagements, during the third quarter we announced the upcoming launch of several new products and capabilities. By the first quarter of 2017, Sapiens ALIS policy administration solution will be expanded to include support for Group Life, and will support the whole range of hybrid group, worksite and individual life solutions on a single platform. Also, Sapiens launched a consumer and agent PORTAL for Life and P&C insurers. The Sapiens PORTAL along with Sapiens INTELLIGENCE will enable our customers to provide both consumers and agents a complete digital experience."

Mr. Al-Dor concluded: "Our business plan remains intact and attainable. We maintain our guidance for 2016 full year revenues of $211 to $215 million, or annual growth of 18%-20%, and we continue to expect full-year 2016 non-GAAP operating margins in the range of 13.5% - 14.0%, reflecting previously announced increased short-term investments in delivery, R&D, sales and marketing."

Quarterly Results Conference Call

Management will host a conference call and webcast on November 7 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens' results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-281-1167; International: +972-3-918-0685; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens' website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until November 21, 2016, as follows: North America: 1-888-269-0005; International: +972-3-925-5929

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

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Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

In addition, the Company adjusted revenues and expenses, recorded under US GAAP, of pre-acquisition date in respect of acquired business from its ultimate parent company. As this transaction is between companies under common control, under US GAAP, it was accounted for under the pooling of interest method. For non-GAAP measurement purposes, the Company excludes the pre-acquisition date revenues and expenses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs interest expense, compensation expenses related to acquisition, pre-acquisition revenues and expenses accounted under pooling of interest method, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of approximately 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

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These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
US Mobile: +1 201-250-9414
Mobile: +972 54-9099039
Email: yaffa.cohen-ifrah@sapiens.com

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SAPIENS INTERNATIONAL CORPORATION N.V.AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015*	2016	2015*
	(unaudited)	(unaudited )	(unaudited)	(unaudited)
Revenue	56,480	47,035	159,077	136,962
Cost of revenue	34,366	27,944	95,754	82,559

Gross profit	22,114	19,091	63,323	54,403

Operating Expenses:
Research and development, net	4,147	2,482	11,401	7,488
Selling, marketing, general and administrative	11,376	10,883	32,673	29,361
Total operating expenses	15,523	13,365	44,074	36,849

Operating income	6,591	5,726	19,249	17,554

Financial expense (income), net	(225)	(105)	(631)	239
Taxes and other expenses, net	1,463	1,127	4,389	3,021

Net income	5,353	4,704	15,491	14,294

Attributable to non-controlling interest	48	15	(34)	150

Net income attributable to Sapiens' shareholders	5,305	4,689	15,525	14,144

Basic earnings per share**	0.11	0.10	0.32	0.30

Diluted earnings per share**	0.11	0.09	0.32	0.29

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,002	48,128	48,922	47,869

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,849	49,484	49,722	49,254

*	Including consolidation of Insseco, commencing December 31, 2014.
**	Net income used for earning per share was adjusted to reflect the effect of redeemable non-controlling interest.

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Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Nine months ended
	September 30,				September 30,
	2016		2015		2016		2015
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Revenues	56,480	100%	46,139	100%	159,077	100%	130,589	100%
Gross Profit	23,617	41.8%	20,711	44.9%	67,917	42.7%	56,957	43.6%
Operating profit	7,348	13.0%	6,962	15.1%	22,122	13.9%	19,191	14.7%
Net income to shareholders	6,004	10.6%	5,816	12.6%	18,241	11.5%	15,773	12.1%
Adjusted EBITDA	8,115	14.4%	7,493	16.2%	24,152	15.2%	20,571	15.8%

Basic earnings per share	0.12		0.12		0.37		0.33
Diluted earnings per share	0.12		0.12		0.37		0.32

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
North America	19,706	17,601	16,041	16,767	16,571
Europe	28,675	26,124	28,421	26,439	24,084
APAC	8,099	9,305	5,105	5,468	5,484
Total	56,480	53,030	49,567	48,674	46,139

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Adjusted EBITDA Calculation

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

GAAP operating profit	6,591	5,726	19,249	17,554

Non GAAP adjustments:
Amortization of capitalized software	1,172	1,202	3,837	3,552
Amortization of other intangible assets	658	585	1,664	1,714
Capitalization of software development	(1,674)	(1,526)	(4,454)	(4,391)
Stock-based compensation	493	346	1,433	914
Compensation related to acquisition and acquisition related costs	108	148	393	219
Adjustments of pre-acquisition revenues and expenses accounted under pooling of interest method	-	481	-	(371)

Non GAAP operating profit	7,348	6,962	22,122	19,191

Depreciation	767	531	2,030	1,380

Adjusted EBITDA	8,115	7,493	24,152	20,571

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
GAAP revenue	56,480	47,035	159,077	136,962
Adjustments of pre-acquisition revenue accounted under pooling of interest method	-	(896)	-	(6,373)
Non-GAAP revenue	56,480	46,139	159,077	130,589

GAAP gross profit	22,114	19,091	63,323	54,403
Revenue adjustment	-	(896)	-	(6,373)
Amortization of capitalized software	1,172	1,202	3,837	3,552
Amortization of other intangible assets	331	234	757	643
Adjustments of pre-acquisition cost of revenue accounted under pooling of interest method	-	1,080	-	4,732
Non-GAAP gross profit	23,617	20,711	67,917	56,957

GAAP operating income	6,591	5,726	19,249	17,554
Gross profit adjustments	1,503	1,620	4,594	2,554
Capitalization of software development	(1,674)	(1,526)	(4,454)	(4,391)
Amortization of other intangible assets	327	351	907	1,071
Stock-based compensation	493	346	1,433	914
Compensation related to acquisition and acquisition related costs	108	148	393	219
Adjustments of pre-acquisition operating expenses accounted under pooling of interest method	-	297	-	1,270
Non-GAAP operating income	7,348	6,962	22,122	19,191

GAAP net income attributable to Sapiens' shareholders	5,305	4,689	15,525	14,144
Operating income adjustments	757	1,236	2,873	1,637
Adjustment to redeemable non-controlling interest	38	(23)	141	73
Adjustments of pre-acquisition financial and tax expenses accounted under pooling of interest method	-	(116)	-	50
Other	(96)	30	(298)	(131)
Non-GAAP net income attributable to Sapiens' shareholders	6,004	5,816	18,241	15,773

Non-GAAP basic earnings per share	0.12	0.12	0.37	0.33

Non-GAAP diluted earnings per share	0.12	0.12	0.37	0.32

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,002	48,128	48,922	47,869
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,849	49,484	49,722	49,254

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2016	2015
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	56,228	54,351
Trade receivables, net	30,300	29,761
Other receivables and prepaid expenses	8,614	5,455
Marketable securities	25,128	8,776

Total current assets	120,270	98,343

LONG-TERM ASSETS:
Marketable securities	15,333	30,875
Property and equipment, net	10,150	5,675
Severance pay fund	4,281	5,551
Other intangible assets, net	29,550	27,540
Other long-term assets	4,872	4,252
Goodwill	75,363	70,035

Total long-term assets	139,549	143,928

TOTAL ASSETS	259,819	242,271

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	7,262	4,721
Accrued expenses and other liabilities	31,828	32,012
Deferred revenue	12,792	10,268

Total current liabilities	51,882	47,001

LONG-TERM LIABILITIES:
Other long-term liabilities	8,203	6,414
Accrued severance pay	5,222	6,662

Total long-term liabilities	13,425	13,076

REDEEMABLE NON-CONTROLLING INTEREST	385	385

EQUITY	194,127	181,809

TOTAL LIABILITIES AND EQUITY	259,819	242,271

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the Nine months ended September 30,
	2016	2015*
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	15,491	14,294
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,531	7,302
Amortization of premium and accrued interest on marketable securities	(380)	(313)
Stock-based compensation related to options issued to employees	1,433	913

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	11	(625)
Deferred tax assets	366	541
Other operating assets	(3,383)	449
Trade payables	1,231	1,618
Other operating liabilities	(254)	3,974
Deferred revenues	2,203	767
Severance pay	(210)	(288)

Net cash provided by operating activities	24,039	28,632

Cash flows from investing activities:
Purchase of property and equipment	(3,732)	(2,229)
Purchase of marketable securities, net of interest received	(5,605)	(7,220)
Proceeds from sales of marketable securities	5,394	1,015
Payments for business acquisition, net of cash acquired	(4,861)	(2,934)
Capitalized software development costs	(4,454)	(4,391)
Restricted cash	4	(1,395)

Net cash used in investing activities	(13,254)	(17,154)

Cash flows from financing activities:
Proceeds from employee stock options exercised	809	1,557
Payment to shareholders in respect of acquisition	(1,440)	(6,349)
Distribution of dividend	(9,786)	(7,186)
Repayment of loan	(642)	-

Net cash used in financing activities	(11,059)	(11,978)

Effect of exchange rate changes on cash and cash equivalents	2,151	(1,736)

Increase in cash and cash equivalents	1,877	(2,236)
Cash and cash equivalents at the beginning of period	54,351	47,400

Cash and cash equivalents at the end of period	56,228	45,164

* Including consolidation of Insseco, commencing December 31, 2014.

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